

February 11, 2013

Via E-mail
Mr. Brian D. Pardo
Chairman of the Board and Chief Executive Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas   76712

**Re:      Life Partners Holdings, Inc.**
**Form 10-K for the Fiscal Year Ended February 29, 2012**
**Filed May 11, 2012**
**File No. 000-07900**

Dear Mr. Pardo:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  In some of our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information and amending your filing to comply with the comments below or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the amendment to your filing and the information you provide, we may have additional comments.

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

1. You disclose the disagreement with your prior auditor regarding your revenue recognition policy.  Please address the following comments and reference for us the authoritative literature you rely upon to support your accounting:
    - Please tell us how your current revenue recognition policy takes into account the policyholder's 15-day rescission period as disclosed on page 9.
    - Please provide us your analysis substantiating why you do not allocate and defer a portion of your fee revenue to compensate for your practice of making premium advances.  In your response please explain to us how you account for premium advances, describing what the $3.8 million allowance for doubtful accounts as

disclosed in Note 10 on page 47 is intended to cover.  Also, explain to us the nature and magnitude of the adjustments compared to the reimbursements included in the rollforward of premium advances on page 47.

2. In the first paragraph on page 31, you indicate that you restated your financial statements for fiscal 2010.  It appears that you disclosed these restatements in your Form 10-K for the year ended February 28, 2011 filed on November 22, 2011 without filing an Item 4.02 Form 8-K announcing your conclusion to restate your financial statements.  In this regard, it appears that the Item 4.02 Forms 8-K filed on June 9, 2011 and June 17, 2011 announced that your previous auditors indicated that their reports could no longer be relied upon, but you did not conclude that your financial statements must be restated.  Please file an Item 4.02 Form 8-K presenting all information required to be provided by the instructions to that form.

Item 9A.  Controls and Procedures, page 31

3. Please amend your filing to provide your conclusion regarding the effectiveness of your disclosure controls and procedures as of the February 29, 2012.  Please see Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant